UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

CNET Networks, Inc. (Name of Issuer)
Common Stock, $.0001 par value (Title of Class of Securities)
125 945 10 5 (CUSIP Number)
Shelby Bonnie CNET Networks, Inc. 235 Second Street San Francisco, CA 94105 (415) 344-2000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 14, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 125 945 10 5

1.	Names of Reporting Persons. Shelby W. Bonnie, individually, and as trustee under a certain trust for the benefit of descendants of Halsey M. Minor. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,211,417

	8.	Shared Voting Power 58,800

	9.	Sole Dispositive Power 13,211,417

	10.	Shared Dispositive Power 58,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,060,957

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          The class of securities to which this statement relates is the common stock, par value $.0001 per share (the "Common Stock") of CNET Networks, Inc. ("CNET"), a Delaware corporation, whose principal business and executive offices are located at 235 Second Street, San Francisco, CA 94105.

Item 2. Identity and Background.

(a)	Name: This statement is filed on behalf of the reporting person, Shelby W. Bonnie, an individual and as trustee under a certain trust for the benefit of descendants of Halsey M. Minor.

(b)	Residence or business address: Mr. Bonnie's business address is 235 Second Street, San Francisco, California 94105.

(c)

Present Principal Occupation or Employment:  Mr. Bonnie currently serves as Chairman of the Board and Chief Executive Officer of CNET. The principal business activity of CNET is the provision of information and services for buyers, sellers and suppliers of technology.

(d)	Criminal Conviction: None.

(e)	Court or Administrative Proceedings: None.

(f)	Citizenship: Mr. Bonnie is a citizen of the United States and resides in California.

Item 3. Source and Amount of Funds or Other Consideration: Personal funds of Mr. Bonnie.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Bonnie acquired the CNET Common Stock from personal funds for personal investment purposes.
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Item 5. Interest in Securities of the Issuer.

(a)

Mr. Bonnie beneficially owns 13,060,957 shares of Common Stock (which includes 122,740 shares held by three trusts of which Mr. Bonnie is a beneficiary, 58,800 shares held by a family partnership of which Mr. Bonnie is a general partner, 2,673 shares issuable upon the conversion of CNET 5% Convertible Subordinated Notes due 2006, and 300,000 options exercisable within the next 60 days), which represents approximately 9.4% of the outstanding shares. In addition, Mr. Bonnie serves as a trustee for a trust for the benefit of Mr. Halsey M. Minor's descendants, which owns 332,000 shares. Mr. Bonnie disclaims beneficial ownership of the 332,000 shares held by the trust and such shares are not included in the aggregate amount beneficially reported by Mr. Bonnie.

(b)

Mr. Bonnie has sole voting and dispositive power with respect to 12,879,417 shares of the Common Stock he beneficially owns and with respect to the 332,000 shares held in the trust for the benefit of Mr. Minor's descendants.

(c) Mr. Bonnie has acquired or disposed of beneficial ownership with respect to the following CNET Common Stock since the filing of his original Schedule 13D:

* Purchased by a trust of which Mr. Bonnie is a beneficiary.

         April 17, 2000 - 200,000 Stock Options (Right to Buy) at Exercise Price of $24.63 per share
         October 8, 2001 - 400,000 Stock Options (Right to Buy) at Exercise Price of $3.42 per share
         October 2, 2001 - Purchase of Convertible Bonds convertible into 2,673 shares of Common Stock at $37.40625 per share
         September 21, 2001 - Purchase* of 15,000 shares of Common Stock at $4.00 per share
         September 21, 2001 - Purchase of 10,000 shares of Common Stock at $4.00 per share
         February 8, 2002 - Purchase of 29,000 shares of Common Stock at $5.16 per share
         February 19, 2002 - Purchase* of 12,800 shares of Common Stock at $4.59 per share
         February 19, 2002 - Purchase* of 4,655 shares of Common Stock at $4.59 per share
         February 20, 2002 - Purchase* of 26,337 shares of Common Stock at $4.77 per share
         February 20, 2002 - Purchase* of 9,457 shares of Common Stock at $4.77 per share
         February 21, 2002 - Purchase* of 10,863 shares of Common Stock at $4.90 per share
         February 21, 2002 - Purchase* of 3,888 shares of Common Stock at $4.90 per share
         August 14, 2002 - Purchase of 1,200,000 shares of Common Stock at $0.6513 per share
         August 15, 2002 - Purchase of 466,000 shares of Common Stock at $1.2024 per share

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2002
By:	/s/ Shelby Bonnie Shelby Bonnie
Title:	Shelby Bonnie

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